BERU

RECEIVED

2005 AUG 23 P 3:27

05010655

An/To: **Securities and Exchange Commission**
Office of International Corporate Finance
Division of Corporation Finance
100 F Street NE, Mail Stop 3628
Washington, DC 20549
United States of America

001-202 772 9207

Von/From: **Katrin Salwig**
BERU AG
0049-(0)7141-132-931

SUPPL

Betreff/Subject: BERU Aktiengesellschaft. Exemption number: 82-34 750
Press release

Dear Sir, Madame,

please find attached the current report press release BERU posts double-digit growth in sales revenues and earnings in the first quarter of 2005/06.

Your´s sincerly

i.A. Katrin Salwig

Katrin Salwig
Corporate Communications/Investor Relations

PROCESSED
AUG 23 2005
THOMSON
FINANCIAL

BERU Aktiengesellschaft, Sitz Ludwigsburg · Telefon: ++49-7141-132-0 · Telefax: ++49-7141-132-350 (Zentrale) · E-mail: info@beru.de · Internet: www.beru.com
Amtsgericht Ludwigsburg HRB5087 · Aufsichtsratsvorsitzender: Dr. Ulrich Wöhr · Vorstand: Marco v. Maltzan (Vors.), Dr. Reinhard Meschkat, Dr. Rainer Podeswa
ILN 40 14427 00000 6 · Ust.-Id.Nr: VAT Legisl.: Code d'id TVA: DE 812 173 364 · Steuer Nr. 71390/00823

Banken/Bankers/Banques
- BW-Bank Ludwigsburg-Konto: 8323737000, BLZ: 60430060, Swift-/BIC Code: BWBKDE6S600
- Deutsche Bank Ludwigsburg-Konto: 13206800, BLZ: 60470082, Swift-/BIC Code: DEUTDESS604
- Commerzbank Ludwigsburg-Konto: 735044000, BLZ: 60440073, Swift-/BIC Code: COBADEFF604
- Kreissparkasse Ludwigsburg-Konto: 18700, BLZ: 60450050, Swift-/BIC Code: SOLADES1LBG
- CIAL Straßburg-Konto: 00023672501, RIB: 10037 33085 00023672501 34, Swift-/BIC Code: CMCIFR2S

BERU

Press release

BERU posts double-digit growth in sales revenues and earnings in the first quarter of 2005/06

Ludwigsburg, August 18, 2005 --- **BERU Aktiengesellschaft, Ludwigsburg, increased its sales revenues in the first quarter of the 2005/06 financial year (April 1 through June 30, 2005) by 14.5% to EUR 97.9 million (Q1 2004/05: EUR 85.5 million). During the same period, operating profit (EBIT) increased in line with revenues by 14.4% to reach EUR 13.5 million (EUR 11.8 million), equivalent to an EBIT margin of 13.8%. First-quarter net income increased by 18.2% to EUR 9.1 million (EUR 7.7 million). Earnings per share rose to EUR 0.91 compared with EUR 0.77 in the prior-year quarter.**

Successful product launches in the core division of Diesel Cold-Start Technology and in the youngest division of Electronics and Sensor Technology led to high growth in sales revenues in the first quarter, which actually exceeded the BERU Group's growth targets for the current financial year. The key growth drivers were the product lines of Instant Start Systems (ISS) and PTC auxiliary heating systems. The European aftermarket business also contributed to the positive developments. However, in view of a market environment featuring increasingly tough competition and pressure on prices, the Group does not expect a continuation of these exceptionally high growth rates over the full year.

Extremely high growth in Diesel Cold-Start Technology

With growth of 21.2% in the first quarter, sales revenues by the core division of Diesel Cold-Start Technology reached a record level of EUR 44.0 million (EUR 36.3 million). The OEM business with car manufacturers expanded by a strong 17.3%. This positive development was primarily due to successful product start-ups of the diesel cold-start system with German manufacturers and an increasing supply share with French, South Korean and US manufacturers.

Moderate expansion in Ignition Technology sales

The division of Ignition Technology, which supplies products for gasoline engines, increased its sales revenues by 2.5% to EUR 28.9 million (EUR 28.2 million), although registrations of new cars with gasoline engines in Western Europe decreased by approximately 5% in the first half of this year. Sales revenues generated by ignition coils revived slightly during the period under review. BERU succeeded in establishing itself as the largest supplier of ignition coils to one French carmaker. Sales revenues generated by the BERU Eyquem subgroup, which is responsible for the complete spark-plug production of the BERU Group, were lower than projected, but BERU Eyquem delivered a positive profit contribution.

Double-digit growth for Electronics and Sensor Technology

The BERU Group's youngest division of Electronics and Sensor Technology achieved a 19.0% increase in sales revenues to EUR 25.0 million in the first quarter of 2005/06 (EUR 21.0 million). The main source of growth was PTC auxiliary heating systems. Sales revenues from this important product group soared by 56% to EUR 6.7 million (EUR 4.3 million). Equipping new models for a leading German vendor played a major part in this growth.

Sales revenues from electronic tire-pressure monitoring systems were slightly below the prior-year level at EUR 5.6 million (EUR 6.1 million). Existing customer orders were postponed due to the new law passed in the United States with the result that equipping rates remained low. In the year starting September 1, 2005, tire-pressure monitoring systems will be mandatory for only 20% of all newly registered light vehicles. In the following year, this rate will rise to 70%. BERU therefore expects significant increases in sales revenues from this product group at the end of this financial year and in 2006.

Pleasing growth in the aftermarket business

In the period under review, BERU increased its aftermarket sales revenues by 9.5% to EUR 25.3 million (EUR 23.1 million), so that 25.8% of the Group's total revenues were generated in this sales segment. Expansion in the German aftermarket was a major growth driver. The aftermarket business also developed positively in other European countries, with particularly strong growth in Scandinavia and the new EU countries. In the General Industry sales segment, sales revenues increased by 7.0% to EUR 6.1 million (EUR 5.7 million). BERU has thus stabilized its business in this segment.

Strong financial position

The Group once again demonstrated its financial strength with a cash flow that was 24.8% higher than in the prior-year quarter at EUR 17.1 million (EUR 13.7 million). The operative free cash flow rose to EUR 10.8 million (EUR 4.4 million). The net financial position improved to EUR 79.5 million compared with EUR 78.1 million at the end of the previous financial year on March 31, 2005. As of June 30, 2005, BERU's workforce numbered 2,741 persons (2,672), of whom 1.423 (1.460) were employed in Germany.

Outlook

Business prospects are still affected by strong pressure on prices from the vehicle manufacturers and high prices for purchased components. BERU anticipates only moderate growth in demand for automobiles in the current financial year. Nonetheless, the Group believes that with its strong product pipeline, it is well prepared for further profitable growth. The goal is to increase unit sales in the core business in the current financial year, while achieving significant growth in sales revenues and operating profit with the new product lines.

Against this backdrop, Marco von Maltzan, Chairman of the Executive Board of BERU AG, stated: "Despite a difficult market environment, we intend to increase our sales revenues and operating profit by high single-digit rates in the current financial year. The trend towards diesel engines in the three major markets of Asia, Europe and the United States provides a solid foundation for our continued growth. The increasing spread of our Instant Start System gives us a sound position in the field of diesel technology. Furthermore, in the area of electronics and sensors we anticipate growing in unit sales for our PTC auxiliary heating systems and our tire-pressure monitoring systems."

Consolidated income statement

	Q1 2004/05	Q1 2005/06
	EUR million	EUR million
Sales revenues	85.5	97.9
Changes in inventories	4.3	5.9
Cost of materials	-32.2	-37.6
Personnel expenses	-27.6	-30.8
Depreciation and amortization	-5.8	-7.7
Other operating expenses	-13.6	-15.4
Earnings before interest and taxes	11.8	13.5
Earnings before taxes	12.8	14.1
Taxes on income and earnings	-4.4	-4.6
Net income	7.7	9.1

Consolidated balance sheet

	March 31, 2005	June 30, 2005
	EUR million	EUR million
Assets		
Fixed assets	185.3	185.2
Current assets	243.5	252.2
Equity and liabilities		
Shareholders' equity	299.4	309.6
Provisions	66.3	60.2
Liabilities	55.2	60.2

Other key figures

	Q1 2004/05	Q1 2005/06
	EUR million	EUR million
Revenues by division		
Diesel Cold-Start Technology	36.3	44.0
Ignition Technology	28.2	28.9
Electronics and Sensor Technology	21.0	25.0
Revenues by sales channel		
OEM	56.7	66.5
Aftermarket	23.1	25.3
General industrial	5.7	6.1
Number of employees (as at June 30)	2,672	2,741

Further information is available from:

BERU AG, Corporate Communications & Investor Relations

Gala Conrad

Tel.: +49 (0)7141 132 246 E-mail: corporate-communications@beru.de